EXHIBIT 99.1

Coastal.com U.S. Eyeglasses Business Accelerates 95% in Q1, 2013

VANCOUVER, British Columbia, Feb. 13, 2013 (GLOBE NEWSWIRE) -- Coastal.com (Nasdaq:COA) (TSX:COA) (Stockholm:COA), the leading online provider of eyewear, announced today that for the first quarter ended January 31, 2013, eyeglasses revenue in the U.S. increased approximately 95% compared with the first quarter of 2012. Eyeglasses units in the U.S. market also grew approximately 95% in the first quarter of 2013 compared to the same period in 2012. Also during the first quarter ended January 31, 2013, eyeglasses revenue in Canada increased approximately 36% and eyeglasses unit sales in Canada increased approximately 31% when compared to the first quarter of 2012, driven by increasing average order size of returning customers in the Canadian market.  Coastal.com's total worldwide eyeglasses sales for the quarter were approximately $14 million.

"At Coastal.com, our focus is on driving market awareness and adoption of first time eyeglasses customers. Our goal is to blow them away with service, quality and speed and create customers for life. We believe that once they have that positive customer experience, a significant number of them will return and buy additional eyeglasses and will share their experience with friends and family," commented Roger Hardy, Coastal.com's founder and CEO. "The momentum in our eyeglasses business continues to build, thanks in part to the large and growing power of social media.

During January 2013, customers surveyed on their experience buying eyeglasses from Coastal.com reported an increase in their NPS (Net Promoter Score) rating to 77%, the highest we have seen since we began tracking this metric. This increase is gratifying for the entire Coastal.com team and is a great leading indicator for the category as a whole. We are excited to see customers being so thrilled with the experience of buying their eyewear online. It's a great start to 2013."

Coastal.com will release full unaudited financial results for the first fiscal quarter of 2013 ended January 31, 2013 on March 11, 2013.

About Coastal.com

Coastal.com is one of the largest online retailers of eyewear in the world. Coastal.com empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal.com donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal.com designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal.com serves customers in more than 150 countries through the Coastal Contacts Inc. family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Cautionary Note Regarding Forward-Looking Statements

This News Release may contain "forward-looking statements" as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal. Statements that are not historical fact are forward-looking statements. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should," "likely," "potential," "continue," "project," "forecast," "prospects," and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements include statements relating to: Coastal's perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; Coastal's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and Coastal's perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal's business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal's expectations regarding forward-looking statements or information contained herein include, among others: that Coastal will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal's actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal's ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.

Although Coastal believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof. Coastal does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal.com
         604.676.4498
         terryv@coastal.com

         Liolios  Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com